NEWS

Sequans Communications Announces Second Quarter 2017
Financial Results
PARIS - August 1, 2017 - 4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Highlights:
Revenue: Revenue was $13.2 million, after a reduction of $740,000 related to a product return from an early 2016 tablet-related sale. Excluding the impact of the return, revenue would have been $14.0 million. Revenue for the second quarter of 2017 increased 6.3% compared to the first quarter of 2017 (12.3% without the impact of the return) and increased 33.7% compared to the second quarter of 2016 (41.2% without the impact of the return), reflecting increases in both product and other revenue.

Gross margin: Gross margin was 42.1% compared to 47.1% in the first quarter of 2017 and compared to 44.6% in the second quarter of 2016, reflecting an increase in the proportion of module sales in the product mix in the second quarter of 2017.

Operating loss: Operating loss was $4.1 million compared to an operating loss of $4.2 million in the first quarter of 2017 and an operating loss of $5.7 million in the second quarter of 2016.

Net loss: Net loss was $6.0 million, or ($0.08) per diluted share/ADS, compared to a net loss $5.6 million, or ($0.07) per diluted share/ADS, in the first quarter of 2017 and a net loss of $5.1 million, or ($0.09) per diluted share/ADS, in the second quarter of 2016.

Non-IFRS Net loss: Excluding the non-cash items of stock-based compensation and the fair-value (in 2016) and effective interest adjustments related to the convertible debt and other financings, non-IFRS net loss was $4.9 million, or ($0.06) per diluted share/ADS, compared to a non-IFRS net loss of $4.7 million, or ($0.06) per diluted share/ADS in the first quarter of 2017, and a non-IFRS net loss of $5.8 million, or ($0.10) per diluted share/ADS, in the second quarter of 2016.

Cash: Cash, cash equivalents and short-term deposit at June 30, 2017 totaled $19.5 million compared to $14.5 million at March 31, 2017, and does not reflect the net proceeds of approximately $3 million from government grants and research tax credit expected to be received in the third quarter of 2017.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q2 2017	%*	Q1 2017	%*	Q2 2016	%*
Revenue	$13.2		$12.4		$9.9
Gross profit	5.6	42.1%	5.9	47.1%	4.4	44.6%
Operating loss	(4.1)	(30.9)%	(4.2)	(34.2)%	(5.7)	(58.0)%
Net loss	(6.0)	(45.3)%	(5.6)	(45.1)%	(5.1)	(51.2)%
Diluted EPS	($0.08)		($0.07)		($0.09)
Weighted average number of diluted shares/ADS	75,896,815		75,043,865		59,280,702
Cash flow from (used in) operations	(4.4)		(9.9)		(4.2)
Cash, cash equivalents and short-term deposit at quarter-end	19.5		14.5		7.5

Additional information on non-cash items:
- Stock-based compensation included in operating result	0.3		0.3		0.2
- Change in the fair value of convertible debt embedded derivative	—		—		(1.5)
- Non-cash interest on convertible debt and other financing	0.8		0.6		0.6
Non-IFRS diluted EPS (excludes stock-based compensation, fair value and effective interest adjustments related to the convertible and other debt and embedded derivative)	($0.06)		($0.06)		($0.10)

* Percentage of revenue

Sequans reports second quarter 2017 financial results

"We continue to make excellent progress," said Georges Karam, Sequans' CEO. "Business during Q2 was in line with our expectations and it's unfortunate that the optics were affected by an adjustment related to a sale made over a year ago in the discontinued tablet business. Our Cat 1 business is ramping nicely and our visibility continues to improve. Our Cat M1 customers, including an extensive list of module partners, are moving aggressively to complete their certification on Verizon and AT&T, and we are performing Cat M1 and Cat NB1 trials with multiple operators world-wide, setting the stage for accelerating growth next year. In the broadband business, we are a little cautious about some temporary softness in the emerging markets, but we also see a number of very exciting opportunities to augment the growth we expect from popular devices such as Verizon's JetPack and SmartHub.

"Our strategy of working closely with partners to combine their leading technology with ours in an optimized solution is being well-received by customers. We also continue to be approached by a growing number of potential partners to discuss various forms of cooperation, which further validates our leadership and positions us the LTE connectivity partner of choice."

Q3 2017 Outlook
The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the third quarter of 2017 to be in the range of $15 to $17 million with non-IFRS gross margin above 40%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.05) and ($0.07) for the third quarter of 2017, based on approximately 79.8 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation, the non-cash fair-value and effective interest adjustments related to the convertible debt and other financings, and any other relevant non-cash or non-recurring expenses.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the second quarter of 2017 today, August 1, 2017 at 8:00 a.m. EDT /14:00 CEST. To participate in the live call, analysts and investors should dial 800-230-1059 (or +1 612-288-0337if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until September 1, 2017 by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 426480.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations and potential strategic partnerships, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) the impact of natural disasters on our sourcing operations and supply chain, and (xi) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Sequans reports second quarter 2017 financial results

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation and the non-cash financial expense related to the convertible debt and its embedded derivative issued in April 2015 and April 2016. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release. We are not able to provide a non-GAAP reconciliation for forward-looking IFRS estimates for gross margin and net loss per diluted share without unreasonable efforts, because certain adjustments are not known until the end of the period. The impact of these adjustments could be significant to our actual IFRS results.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading provider of single-mode 4G LTE wireless semiconductor solutions for Internet of Things (IoT) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of 4G technology and its chips are certified and shipping in 4G networks around the world. Today, Sequans offers two LTE product lines: StreamliteLTE™, optimized for IoT and M2M devices and StreamrichLTE™, optimized for feature-rich mobile computing and home and portable router devices. The company is based in Paris, France with additional offices in the United States, United Kingdom, Sweden, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports second quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	June 30, 2017	March 31, 2017	June 30, 2016

Revenue :
Product revenue	$10,159	$9,640	$7,699
Other revenue	3,058	2,790	2,185
Total revenue	13,217	12,430	9,884
Cost of revenue
Cost of product revenue	7,064	5,989	4,667
Cost of other revenue	591	589	804
Total cost of revenue	7,655	6,578	5,471
Gross profit	5,562	5,852	4,413
Operating expenses :
Research and development	6,254	6,194	6,889
Sales and marketing	2,072	2,496	1,495
General and administrative	1,323	1,411	1,761

Total operating expenses	9,649	10,101	10,145
Operating loss	(4,087)	(4,249)	(5,732)
Financial income (expense):
Interest income (expense), net	(1,194)	(1,038)	(916)
Other financial expense	—	—	(83)
Change in the fair value of convertible debt embedded derivative	—	—	1,544
Foreign exchange gain (loss)	(626)	(246)	196
Loss before income taxes	(5,907)	(5,533)	(4,991)
Income tax expense (benefit)	83	71	70
Loss	$(5,990)	$(5,604)	$(5,061)
Attributable to :
Shareholders of the parent	(5,990)	(5,604)	(5,061)
Minority interests	—	—	—
Basic loss per share	($0.08)	($0.07)	($0.09)
Diluted loss per share	($0.08)	($0.07)	($0.09)
Weighted average number of shares used for computing:
— Basic	75,896,815	75,043,865	59,280,702
— Diluted	75,896,815	75,043,865	59,280,702

Sequans reports second quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30
(in thousands of US$, except share and per share amounts)	2017	2016

Revenue :
Product revenue	$19,799	$13,111
Other revenue	5,848	6,058
Total revenue	25,647	19,169
Cost of revenue
Cost of product revenue	13,053	8,795
Cost of other revenue	1,180	1,551
Total cost of revenue	14,233	10,346
Gross profit	11,414	8,823
Operating expenses :
Research and development	12,448	13,616
Sales and marketing	4,568	2,996
General and administrative	2,734	3,139

Total operating expenses	19,750	19,751
Operating loss	(8,336)	(10,928)
Financial income (expense):
Interest income (expense), net	(2,232)	(1,544)
Other financial expense	—	(83)
Change in the fair value of convertible debt embedded derivative	—	(1,583)
Foreign exchange gain (loss)	(872)	(16)
Loss before income taxes	(11,440)	(14,154)
Income tax expense (benefit)	154	136
Loss	$(11,594)	$(14,290)
Attributable to :
Shareholders of the parent	(11,594)	(14,290)
Minority interests	—	—
Basic loss per share	($0.15)	($0.24)
Diluted loss per share	($0.15)	($0.24)
Weighted average number of shares used for computing:
— Basic	75,472,863	59,239,524
— Diluted	75,472,863	59,239,524

Sequans reports second quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At June 30,	At December 31,
(in thousands of US$)	2017	2016

ASSETS
Non-current assets
Property, plant and equipment	$6,337	$6,659
Intangible assets	8,527	7,707
Deposits and other receivables	370	332
Available for sale assets	336	310
Total non-current assets	15,570	15,008
Current assets
Inventories	8,528	8,693
Trade receivables	17,223	15,285
Prepaid expenses and other receivables	3,895	3,172
Recoverable value added tax	807	470
Research tax credit receivable	3,709	1,902
Short term deposit	345	345
Cash and cash equivalents	19,126	20,202
Total current assets	53,633	50,069
Total assets	$69,203	$65,077

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 79,762,386 shares authorized, issued and outstanding at June 30, 2017 (75,030,078 at December 31, 2016)	$2,028	$1,923
Share premium	204,750	189,029
Other capital reserves	28,905	28,257
Accumulated deficit	(221,147)	(209,553)
Other components of equity	(521)	(796)
Total equity	14,015	8,860
Non-current liabilities
Government grant advances, loans and other liabilities	5,242	5,144
Convertible debt and accrued interest	5,620	16,338
Provisions	1,574	1,306
Other Liabilities	22	22
Deferred revenue	1,455	1,940
Total non-current liabilities	13,914	24,750
Current liabilities
Trade payables	14,385	18,358
Interest-bearing receivables financing	7,370	7,712
Government grant advances	698	601
Convertible debt and accrued interest	12,437	—
Other current liabilities	5,468	4,415
Deferred revenue	900	335
Provisions	16	46
Total current liabilities	41,274	31,467
Total equity and liabilities	$69,203	$65,077

Sequans reports second quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Six months ended June 30
(in thousands of US$)	2017	2016

Operating activities
Loss before income taxes	$(11,440)	$(14,154)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	1,367	1,582
Amortization and impairment of intangible assets	1,181	1,001
Share-based payment expense	648	480
Increase in provisions	323	3
Financial expense (income)	2,269	1,552
Change in the fair value of convertible debt embedded derivative	—	1,583
Other financial expense	—	83
Foreign exchange loss (gain)	414	135
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(2,614)	4,624
Decrease in inventories	165	236
Increase in research tax credit receivable	(1,807)	(1,078)
Increase (Decrease) in trade payables and other liabilities	(4,125)	3,587
Increase in deferred revenue	80	1
Increase (Decrease) in government grant advances	(693)	79
Income tax paid	(81)	(130)
Net cash flow from (used in) operating activities	(14,313)	(416)

Investing activities
Purchase of intangible assets and property, plant and equipment	(2,289)	(2,738)
Sale (purchase) of financial assets	(64)	(13)
Sale of short-term deposit	—	50
Interest received	37	8
Net cash flow used in investments activities	(2,316)	(2,693)

Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	760	246
Public equity offering proceeds, net of transaction costs paid	15,313	—
Proceeds from Interest-bearing receivables financing	(342)	(5,138)
Proceeds from convertible debt, net of transaction cost	—	6,932
Repayment of borrowings and finance lease liabilities	—	(12)
Interest paid	(187)	(84)
Net cash flows from (used in) financing activities	15,544	1,944

Net increase (decrease) in cash and cash equivalents	(1,085)	(1,165)
Net foreign exchange difference	9	(1)
Cash and cash equivalent at January 1	20,202	8,288
Cash and cash equivalents at end of the period	$19,126	$7,122

Sequans reports second quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	June 30, 2017	March 31, 2017	June 30, 2016
Net IFRS loss as reported	$(5,990)	$(5,604)	$(5,061)
Add back
Stock-based compensation expense according to IFRS 2 (1)	307	341	226
Change in the fair value of convertible debt embedded derivative	—	—	(1,544)
Non-cash interest on Convertible debt and other financing (2)	759	610	556
Non-IFRS loss adjusted	$(4,924)	$(4,653)	$(5,823)
IFRS basic loss per share as reported	($0.08)	($0.07)	($0.09)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.00	$0.01
Change in the fair value of convertible debt embedded derivative	$0.00	$0.00	($0.03)
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-IFRS basic loss per share	($0.06)	($0.06)	($0.10)
IFRS diluted loss per share	($0.08)	($0.07)	($0.09)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.00	$0.01
Change in the fair value of convertible debt embedded derivative	$0.00	$0.00	($0.03)
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-IFRS diluted loss per share	($0.06)	($0.06)	($0.10)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$2	$3	$4
Research and development	97	109	96
Sales and marketing	65	79	35
General and administrative	143	150	91

(2) Related to the difference between contractual and effective interests

Sequans reports second quarter 2017 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Six months ended June 30
	2017	2016
Net IFRS loss as reported	$(11,594)	$(14,290)
Add back
Stock-based compensation expense according to IFRS 2 (1)	648	480
Change in the fair value of convertible debt embedded derivative	—	1,583
Non-cash interest on Convertible debt and other financing (2)	1,370	921
Non-IFRS loss adjusted	$(9,576)	$(11,306)
IFRS basic loss per share as reported	($0.15)	($0.24)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.01
Change in the fair value of convertible debt embedded derivative	$0.00	$0.03
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01
Non-IFRS basic loss per share	($0.13)	($0.19)
IFRS diluted loss per share	($0.24)	($0.24)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.01
Change in the fair value of convertible debt embedded derivative	$0.00	$0.03
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01
Non-IFRS diluted loss per share	($0.13)	($0.19)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$5	$8
Research and development	206	204
Sales and marketing	144	74
General and administrative	293	194

(2) Related to the difference between contractual and effective interests